News Release

www.srtelecom.com

Additional information:
Investors:	Media:
Marc Girard, CFO	Anna di Giorgio, VP-Communications
(514) 335-2429, Ext. 4690	(514) 335-2429, Ext. 4605
marc_girard@srtelecom.com	anna_digiorgio@srtelecom.com

SR TELECOM DELAYS 2006 THIRD QUARTER RESULTS

Montréal (Québec), November 15, 2006 - SR Telecom Inc. (TSX: SRX) today announced it will delay the release of its third quarter results for the period ended September 30, 2006. Management is presently discussing a potential financing with a group of existing lenders and stakeholders, following a review of the Company’s cash requirements for the coming months. Incremental financing was identified as a strategic tactic when the new CEO and CFO joined SR Telecom in mid-2006, and one they have said the Company would employ when it deemed the timing to be appropriate. The Company is seeking additional financing from existing lenders and stakeholders to help manage growth and deliver greater value to all stakeholders.

In addition, the Company has requested the Autorité des marchés financiers (AMF) impose a management cease-trade order, which would cover all directors and officers of the Company as well as certain significant shareholders, until such time as the Company's third quarter results are released.  It is expected that the AMF will issue the order on November 15, 2006.

“The entire management team is working very hard to put SR Telecom on firmer ground,” states President and CEO Serge Fortin. “Today’s delay and the discussions underway regarding incremental financing are strategic decisions that will strengthen the Company’s foundation.”

About SR Telecom
SR Telecom (TSX: SRX) is a recognized global leader in delivering innovative broadband wireless access (BWA) solutions that enable service providers to efficiently deploy quality voice, Internet and next-generation services in urban, suburban and remote areas. A technological pioneer with more than 25 years of experience in wireless networking, SR Telecom is the only BWA vendor with extensive real-world expertise in deploying the advanced features of the WiMAX standard. It actively promotes standards-based BWA networking through its role as a principal member of the WiMAX Forum.

With its primary offices in Montréal, Mexico City and Bangkok, SR Telecom is an agile, customer-focused organization with a proven track record. SR Telecom’s products are currently deployed in more than 120 countries worldwide. For more information, visit www.srtelecom.com.

FORWARD-LOOKING STATEMENTS
Certain information in this news release, in various filings with Canadian and U.S. regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among others, information with respect to the Company’s objectives and the strategies to achieve those objectives, as well as information with respect to the Company’s beliefs, plans, expectations, anticipations, estimates and intentions. The words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “target” and similar words and expressions are used to identify forward-looking information. The forward-looking information in this news release describes the Company’s expectations as of November 15, 2006.

The results or events predicted in such forward-looking information may differ materially from actual results or events. When relying on the Company’s forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking information contained in this news release, the Company does not assume any significant acquisitions, dispositions or one-time items. It does assume, however, the renewal of certain customer contracts. The Company has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, refer to the risks and uncertainties disclosed in the Company’s 2005 Annual Report and to its 2005 Annual Information Form (risks and uncertainties) filed with Canadian and US regulators.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS EXPECTATIONS OF SR TELECOM AS OF NOVEMBER 15, 2006 AND, ACCORDINGLY, IS SUBJECT TO CHANGE. HOWEVER, SR TELECOM EXPRESSLY DISCLAIMS ANY INTENTION OR OBLIGATION TO REVISE ANY FORWARD-LOOKING INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

SR TELECOM, symmetry, symmetryONE and symmetryMX are trademarks of SR Telecom Inc. All rights reserved 2006. All other trademarks are property of their owners.

SR Telecom Inc., 8150 Trans-Canada Highway, Montréal (Québec) H4S 1M5
Telephone (514) 335-2429 Fax (514) 334-7783